# PSYONIC, Inc.



# ANNUAL REPORT

9999 Businesspark Ave, Suite B

San Diego , CA 92131

(217) 649-5631

[psyonic.io](psyonic.io)

This Annual Report is dated April 29, 2025.

## BUSINESS

PSYONIC, Inc. ("PSYONIC" or the "Company") is a corporation organized under the laws of the state of Illinois that produces our first product, the Ability Hand™, which is an FDA-registered advanced bionic hand. In the US, our hand has been covered by insurance including Medicare, the VA, worker's compensation, and private insurers. We have users of all genders and as young as 10 and as old as 85. We specifically targeted a design that will be covered by Medicare.

PSYONIC is the parent company of the PSYONIC Institute, L3C, a wholly-owned subsidiary that has been operated under the Company since 2022. The subsidiary company is a low-profit limited liability company pursuant to Section 1-26 of the Limited Liability Company Act and shall at all times significantly further the accomplishment of one or more charitable or educational purposes within the meaning of Section 170(c)(2)(B) of the Internal Revenue Code of 1986, or its successor, and would not have been formed but for the relationship to the accomplishment of such charitable or educational purposes.

PSYONIC Institute, L3C, is a manager-managed low-profit limited liability company, with PSYONIC, Inc. as its Manager. PSYONIC intends to organize PSYONIC Institute, L3C as a low-profit limited liability company pursuant to the Illinois Limited Liability Company Act, as amended, 805 ILCS 180/1-26, which shall finance the sales and research and development of bionic devices.

*Intellectual Property:* PSYONIC holds four US patent claims granted or pending.

Granted:

- US20190328550Al Compliant four-bar linkage mechanism for a robotic finger (11/2021)
- US11399967B2 System and method for a prosthetic hand having sensored brushless motors (8/2022)

Pending:

- 62904483 System and method for an advanced prosthetic hand (9/2019)
- 63148378 System and method for an artificial tendon-driven prosthesis (2/2021)

**Previous Offerings**

Type of security sold: SAFEs I-XVII
Final amount sold: $1,152,500.00
Use of proceeds: Operations
Date: October 01, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE XVIII
Final amount sold: $75,000.00
Use of proceeds: Operations
Date: February 01, 2020
Offering exemption relied upon: 506(b)

Type of security sold: SAFES XIX-XXIII
Final amount sold: $200,000.00
Use of proceeds: Operations
Date: April 01, 2021
Offering exemption relied upon: 506(b)

Name: Class B Common Non-Voting
Type of security sold: Equity
Final amount sold: $3,102,355
Number of securities sold: 1,489,712
Use of proceeds: Research & Development and Sales & Support
Date: January 31, 2024
Offering exemption relied upon: Regulation CF

Name: Class B Common Non-Voting
Type of security sold: Equity
Final amount sold: $1,075,287
Number of securities sold: 512,913
Use of proceeds: Research & Development and Sales & Support
Date: April 30, 2024
Offering exemption relied upon: Regulation CF


**REGULATORY INFORMATION**


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**


## Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Year ending December 31, 2024 compared to year ending December 31, 2023.

Revenue

Sales revenue for fiscal year 2024 was $3,133,020, an increase of 204% from fiscal year 2023 sales revenue of $1,535,174. Additional revenue including from grants and awards totaled $199,992 in 2024 and $362,695 in 2023; in total, this resulted in a 175% increase in total revenue from 2023 to 2024 (FY2024 $3,333,012; FY2023 $1,897,869).

Gross Profit

2024 gross profit increased significantly by 248% to $2,086,079 from 2023's gross profit of $841,204. These figures include grant and award revenue as part of the calculation.

Operating Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, support expenses, fees for professional services and patents, research and development expenses, and other operating expenses. Operating expenses increased to $2,778,317 in 2024 from $1,255,146 in 2023, due to our continued growth.

Historical results and cash flows:

The Company is currently in the process of scaling production to meet sales demand. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected in the future due to increasing our manufacturing capacity to meet demand. Past cash flows were primarily generated through government grants, equity investments, and sales. We expect to primarily generate future cash flows from sales and grants as the opportunity arises.

## Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,455,176.00. [*The Company intends to raise additional funds through an equity financing.*]

### Debt

Creditor: SAFEs I-III
Amount Owed: $200,000.00
Interest Rate: 0.0%
Borrowing Period - Fiscal Year 2018, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: SAFEs IV-XIII
Amount Owed: $375,000.00
Interest Rate: 0.0%
Borrowing Period - Fiscal Year 2019, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: SAFEs XIV-XVII
Amount Owed: $577,500.00
Interest Rate: 0.0%
Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: SAFEs-XVIII
Amount Owed: $75,000.00
Interest Rate: 0.0%
Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 15%

Creditor: SAFEs XIX-XXIII
Amount Owed: $200,000.00
Interest Rate: 0.0%
Borrowing Period - Fiscal Year 2021, Valuation Cap - 12,000,000, Discount rate - 15%

Creditor: CNC Associates, Inc.
Amount Owed: $37,877
Interest Rate: 4.9%

Creditor: Manufacturing Financing Services
Amount Owed: $161,414
Interest Rate: 0.63%

Creditor: Leaf Capital Funding
Amount Owed: $58,801
Interest Rate: 7.37%

Creditor: US Bank
Amount Owed: $32,810
Interest Rate: 8.25%

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Aadeel Akhtar

Aadeel Akhtar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, President, Secretary, Treasurer
Dates of Service: October, 2015 - Present
Responsibilities: Akhtar manages the business and technical aspects of the company. This includes engineering, financing, sales, marketing, support, manufacturing, and hiring. Akhtar received an annual salary of $150K and presently holds 17,568,000 shares of Class A Common Voting Stock.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Voting

Stockholder Name: Aadeel Akhtar
Amount and nature of Beneficial ownership: 17,568,000
Percent of class: 99.528

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

The company has authorized Class A Common Voting, Class B Common Non-Voting, SAFEs I–XVII, SAFE XVIII, and SAFEs XIX–XXIII.

Class A Common Voting: The amount of security authorized is 25,000,000 with a total of 17,651,334 outstanding.
Voting Rights: 1 vote per share.
Material Rights: There are no material rights associated with Class A Common Voting.

Class B Common Non-Voting: The amount of security authorized is 25,000,000 with a total of 5,434,625 outstanding.
Voting Rights: There are no voting rights associated with Class B Common Non-Voting.
Material Rights: There are no material rights associated with Class B Common Non-Voting.

The total number of shares outstanding on a fully diluted basis, 26,835,959 shares, includes 17,651,334 shares of Class A Common Voting Stock and 9,184,625 shares of Class B Common Non-Voting Stock (which includes 3,750,000 shares available for issuance under the stock incentive plan).

SAFEs I–XVII: The security will convert into Non-Voting SAFE Preferred Stock and the terms of the SAFEs I–XVII are outlined below:

Amount Outstanding: $1,152,500.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation ("Equity Financing") before the expiration or termination of the instrument, the Company will automatically issue to the investor a number of shares of Non-Voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") divided by the greater of the SAFE Price or the Discount Price, whichever results in a greater number of shares. The SAFE Price is the Cap divided by fully diluted outstanding common stock at the time of conversion. The Discount Price is the price per share of Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

Material Rights: If there is a liquidity event before expiration or termination, the investor may choose either (i) a cash payment equal to the Purchase Amount or (ii) a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the investor does not select the cash option. If there is a dissolution event before expiration or termination, the Company will pay an amount equal to the Purchase Amount, due and payable immediately prior to, or concurrent with, the consummation of the dissolution event. If there are insufficient funds to pay the holder of the SAFE and other SAFEs in full, all available funds will be distributed pro rata and with equal priority among the SAFE holders.

Upon an event of dissolution before expiration or termination, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to holders of outstanding capital stock. If there are insufficient funds, distributions will be made pro rata and with equal priority among SAFE holders.

Pursuant to a Pro Rata Rights Agreement between the Company and holders of SAFEs with a Purchase Amount of $25,000 or more, those holders have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFE XVIII: The security will convert into Voting SAFE Preferred Stock and the terms of SAFE XVIII are outlined below:

Amount Outstanding: $75,000.00

Interest Rate: 0.0%

Discount Rate: 15.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: If there is an Equity Financing before the expiration or termination of this instrument, the

Company will automatically issue to the investor a number of shares of Voting SAFE Preferred Stock equal to the Purchase Amount divided by the greater of the SAFE Price or the Discount Price, whichever results in a greater number of shares. The SAFE Price is the Cap divided by fully diluted outstanding common stock at the time of conversion. The Discount Price is the price per share of Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

Material Rights: If there is a liquidity event before expiration or termination, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the investor does not select the cash option. If there is a dissolution event, the Company will pay an amount equal to the Purchase Amount due immediately prior to, or concurrent with, the consummation of the dissolution. If there are insufficient funds, distributions will be made pro rata and with equal priority among SAFE holders.

Upon an event of dissolution before expiration or termination, the Company will pay the holder the Purchase Amount, prior and in preference to any distributions to capital stockholders. If there are insufficient funds, all available funds will be distributed pro rata and with equal priority among SAFE holders.

Pursuant to a Pro Rata Rights Agreement between the Company and holders of SAFEs with a Purchase Amount of $25,000 or more, those holders have a right to purchase their pro rata share of private placement securities that occur after an Equity Financing.

Since the SAFE is potentially settleable in cash, the Company has decided to classify it as a liability.

SAFEs XIX–XXIII: The security will convert into Non-Voting SAFE Preferred Stock and the terms of SAFEs XIX–XXIII are outlined below:

Amount Outstanding: $200,000.00

Interest Rate: 0.0%

Discount Rate: 15.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investor a number of shares of Non-Voting SAFE Preferred Stock equal to the Purchase Amount divided by the greater of the SAFE Price or the Discount Price, whichever results in a greater number of shares. The SAFE Price is the Cap divided by fully diluted outstanding common stock at the time of conversion. The Discount Price is the price per share of Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

Material Rights: If there is a liquidity event before expiration or termination, the investor may choose either (i) a cash payment equal to the Purchase Amount or (ii) shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the investor does not select the cash option. If there is a dissolution event, the Company will pay an amount equal to the Purchase Amount due immediately prior to, or concurrent with, the consummation of the dissolution. If there are insufficient funds, distributions will be made pro rata and with equal priority among SAFE holders.

Upon an event of dissolution before expiration or termination, the Company will pay the holder the Purchase Amount, prior and in preference to any distributions to capital stockholders. If there are insufficient funds, all available funds will be distributed pro rata and with equal priority among SAFE holders.

Pursuant to a Pro Rata Rights Agreement between the Company and holders of SAFEs with a Purchase Amount of $25,000 or more, those holders have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

**What it means to be a minority holder**

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also

be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Uncertain Risk An investment in PSYONIC, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. Our projections are based on market trends in the prosthetics, robotics, and neural interfacing industries, some of which are nascent and rapidly expanding. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company based on competitors and projections in the prosthetics and robotics industries. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering equity and may close on any investments that are made. Because the amount of capital needed to scale a medical device/robotic hardware is high, even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan with respect to growing our R&D, sales & marketing, manufacturing, and operations. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated

financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable with respect to the prosthetics, robotics, and neural interface industries. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants on bionic limbs for prosthetics and robotics. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the prosthetics and robotics marketplaces at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs in the prosthetics and robotics fields. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits PSYONIC was formed on November 23, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PSYONIC has had limited revenues generated since inception. While PSYONIC was profitable in 2022, there is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Intense Market Competition The market in

which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company holds 4 patents, 1 trademark, 4 internet domain names, and various trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our product is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling our product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell our product and therefore your investment in the Company may be We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Device reimbursements in the prosthetics industry are strictly regulated by insurance and government policies. Reimbursement for prosthetic devices is highly dependent on insurance companies as well as government policies. Changes in these policies may affect revenues. For example, this may include changes to codes that are reimbursed by Medicare and other insurance companies. If we are not able to adjust to changing laws or policies, our business may be harmed. The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them Trademark, copyright and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademarks, or copyrights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademarks or copyrights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from

entering the market. As a result, if we are unable to enforce our patents, trademarks or copyrights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The growth of our business depends on our ability to finance new products. We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses. Products we manufacture may contain design or manufacturing defects, which could result in customer claims. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or damage. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability. In addition, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

**PSYONIC, Inc.**

By   /s/ _Aadeel Akhtar_

     Name:  <u>PSYONIC, Inc.</u>

     Title:   CEO

---

Exhibit A

**FINANCIAL STATEMENTS**

---

I, Aadeel Akhtar, the Chief Executive Officer of PSYONIC, Inc., hereby certify that the financial statements of PSYONIC, Inc., and notes thereto for the periods ending December 31, 2024 and December 31, 2023, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/19/2025 (Date of Execution).

_____ (Signature)

CEO (Title)

4/19/2025 (Date)

# PSYONIC, INC.

## FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2024 AND 2023
### *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

**PSYONIC, INC.**
**BALANCE SHEETS**
**(UNAUDITED)**

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 1,455,176 | $ | 801,683 |
| Accounts Receivable, net | | 783,640 | | 279,522 |
| Inventory | | 121,997 | | - |
| Prepaids and Other Current Assets | | 341,393 | | 610,897 |
| **Total Current Assets** | | **2,702,206** | | **1,692,102** |
| | | | | |
| Property and Equipment, net | | 476,828 | | 227,201 |
| Right-of-Use Asset | | 3,121,904 | | 170,318 |
| Intangible Assets | | 9,056 | | 9,333 |
| Security Deposit | | 259,866 | | 30,000 |
| **Total Assets** | $ | **6,569,860** | $ | **2,128,954** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | 3,387 | $ | - |
| Credit Cards | | 62,788 | | 10,703 |
| Current Portion of Loans and Notes | | 69,883 | | 16,991 |
| Lease Liability, current portion | | 268,134 | | 120,018 |
| Other Current Liabilities | | 16,515 | | 4,154 |
| **Total Current Liabilities** | | **420,707** | | **151,866** |
| | | | | |
| Loans and Promissory Notes, net of current portion | | 221,019 | | 36,967 |
| Simple Agreement for Future Equity | | 1,705,508 | | 1,705,508 |
| Lease Liability, net of current portion | | 2,895,457 | | 50,300 |
| **Total Liabilities** | | **5,242,691** | | **1,944,641** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Class A Common Stock | | 17,651 | | 17,735 |
| Class B Common Stock | | 5,435 | | 4,558 |
| Additional Paid in Capital | | 3,829,853 | | 2,051,452 |
| Accumulated Deficit | | (2,525,770) | | (1,889,432) |
| **Total Stockholders' Equity** | | **1,327,169** | | **184,313** |
| **Total Liabilities and Stockholders' Equity** | $ | **6,569,860** | $ | **2,128,954** |

*See accompanying notes to financial statements.*

**PSYONIC, INC.**
STATEMENTS OF OPERATIONS
 (UNAUDITED)

| For the Year Ended December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | 3,333,012 | $ | 1,897,869 |
| Cost of Goods Sold | | 1,246,933 | | 1,056,665 |
| **Gross Profit** | | **2,086,079** | | **841,204** |
| | | | | |
| **Operating Expenses** | | | | |
| General and Administrative | | 2,762,053 | | 1,244,230 |
| Selling and Marketing | | 16,264 | | 10,916 |
| **Total Operating Expenses** | | **2,778,317** | | **1,255,146** |
| **Net Operating Loss** | | **(692,238)** | | **(413,942)** |
| | | | | |
| Interest Expense | | 3,455 | | 2,157 |
| Other Loss/(Income) | | (68,231) | | 346,394 |
| **Loss Before Provision for Income Taxes** | | **(627,462)** | | **(762,493)** |
| Provision/(Benefit) for Income Taxes | | 8,876 | | - |
| **Net Loss** | $ | **(636,338)** | $ | **(762,493)** |

*See accompanying notes to financial statements.*

**PSYONIC, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
 **(UNAUDITED)**

| (in , $US) | Class A Common Voting Stock | | Class B Common Non-Voting Stock | | Additional Paid In | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Deficit | Equity |
| Balance—December 31, 2022 | 17,818,000 $ | 17,818 | 3,723,176 $ | 3,723 | $ 575,271 | $ (1,126,939) | $ (530,127) |
| Issuance of stock | | - | 834,753 | 835 | 1,404,062 | | 1,404,897 |
| Share-Based Compensation | | | | | 72,119 | | 72,119 |
| Repurcahse Shares | (83,334) | (83) | | | | | (83) |
| Net Loss | | | | | | (762,493) | (762,493) |
| Balance—December 31, 2023 | 17,734,667 | 17,735 | 4,557,929 | 4,558 | 2,051,452 | $ (1,889,432) | $ 184,313 |
| Issuance of stock | 83,334 | 83 | 876,696 | 877 | 1,811,212 | | 1,812,172.07 |
| Repurchased Stock | (166,667) | (167) | | | (120,000) | | (120,167) |
| Share-Based Compensation | | | | | 87,189 | | 87,189 |
| Net Loss | | | | | | (636,338) | (636,338) |
| Balance—December 31, 2024 | 17,651,334 $ | 17,651 | 5,434,625 $ | 5,435 | $ 3,829,853 | $ (2,525,770) | $ 1,327,169 |

*See accompanying notes to financial statements.*

**PSYONIC, INC.**
STATEMENTS OF CASH FLOWS
**(UNAUDITED)** - 5 -

| For the Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net Income/Loss) | $ (636,338) | $ (762,493) |
| *Adjustments to Reconcile Net Loss to Net Cash Provided/Used in Operating Activities* | | |
| Depreciation of Property | 102,270 | 32,547 |
| Amortization of Intangibles Assets | 277 | 667 |
| Share-Based Compensation | 87,189 | 72,119 |
| Fair Value in Excess of Stated Value of Derivative Instrument | | 278,008 |
| Non-Cash Lease Expense | 41,687 | - |
| Changes in Operating Assets and Liabilities: | | |
| Accounts Receivable, net | (504,118) | (99,997) |
| Inventory | (121,997) | - |
| Prepaids and Other Current Assets | 269,504 | (310,284) |
| Accounts Payable | 3,387 | - |
| Credit Cards | 52,085 | (10,681) |
| Other Current Liabilities | 12,361 | 3,854 |
| Security Deposit | (229,866) | (30,000) |
| **Net Cash Provided/Used in Operating Activities** | **(923,559)** | **(826,261)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Property and Equipment | (351,897) | (259,748) |
| Purchases of Intangible Assets | - | (10,000) |
| **Net Cash Used in Investing Activities** | **(351,897)** | **(269,748)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Proceeds from Issuance of Stock | 1,812,172 | 1,404,897 |
| Repurchase of Stock- cancelled | (120,167) | (83) |
| Borrowing on Promissory Notes and Loans | 236,944 | 53,958 |
| **Net Cash Provided by Financing Activities** | **1,928,949** | **1,458,772** |
| | | |
| **Change in Cash & Cash Equivalents** | **653,493** | **362,764** |
| Cash & Cash Equivalents —Beginning of The Year | 801,683 | 438,919 |
| **Cash & Cash Equivalents—End of The Year** | $ 1,455,176 | $ 801,683 |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During the Year for Interest | $ 3,455 | $ 2,157 |

*See accompanying notes to financial statement*

**PSYONIC, INC.**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

## 1.    NATURE OF OPERATION

PSYONIC, Inc. was incorporated on November 23, 2015, in the state of Illinois.  The financial statements of PSYONIC, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in San Diego, California.

PSYONIC is a biotechnology company specializing in advanced bionic prosthetics. Its flagship product, the Ability Hand, is a durable, multi-articulating prosthetic hand with touch feedback, designed for enhanced functionality and accessibility. The company focuses on innovation to improve mobility and quality of life for individuals with limb differences.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,267,200 and $440,679, respectively.

**Concentration of Credit Risk**
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

**Accounts Receivable**
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024 and 2023, the Company determined that no allowance for expected credit loss is necessary.

**Inventories**
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for components and finished goods which are determined using a FIFO (first-in-first-out) method.

**Property and Equipment**
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization for property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Furniture and Equipment | 5 – 10 years |
| Fixtures | 27.5 years |

**Intangibles**
Intangible assets with finite lives, such as patents, which are amortized on a straight-line basis over their estimated useful lives.

**Impairment of Long Lived Assets**
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

**Revenue Recognition**
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which follows a five-step model:

- Identify the contract with a customer – A contract exists when there is an agreement with enforceable rights and obligations.
- Identify the performance obligations – The Company determines the distinct goods or services promised in the contract, such as prosthetic devices and related services.
- Determine the transaction price – The total consideration expected to be received is established, considering any discounts, rebates, or variable components.
- Allocate the transaction price to performance obligations – If a contract includes multiple performance obligations, the transaction price is allocated based on their relative standalone selling prices.
- Recognize revenue when (or as) performance obligations are satisfied – Revenue is recognized when control of the product transfers to the customer, which generally occurs upon shipment or delivery, depending on the terms of sale.

For prosthetic sales, revenue is typically recognized at the point of shipment or upon delivery to the customer. If extended warranties or service contracts are sold separately, revenue from those agreements is deferred and recognized over the service period.

**Cost of Sales**
Cost of sales includes raw materials and components, direct labor, supplies and shipping.

**Income Taxes**
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Leases**
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the risk-free interest rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

**Stock-Based Compensation**
The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Advertising and Promotional Costs**
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $16,264 and $10,916, which is included in sales and marketing expenses.

**Subsequent Events**
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 17, 2025, which is the date the financial statements were available to be issued.

## 3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Prepaids | 91,393 | - |
| Unbilled receivables | 250,000 | 610,897 |
| **Total Prepaids and Other Current Assets** | $    341,393 | $    610,897 |

Other current liabilities consist of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Tax Payable | 12,482 | 3,606 |
| Accrued Compensation (Phantom Stock) | 4,033 | 548 |
| **Total Other Current Liabilities** | $    16,515 | $    4,154 |

## 4.   INVENTORY

Inventory consists of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Raw Materials | 100,245 | - |
| Work-in-process | 19,412 | - |
| Finished Goods | 2,340 | - |
| **Total Inventory** | $    121,997 | $    - |

## 5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Furniture and Equipment | $ 611,645 | $ 259,748 |
| **Property and Equipment, at cost** | **611,645** | **259,748** |
| Accumulated Depreciation | (134,817) | (32,547) |
| **Property and Equipment, net** | **$ 476,828** | **$ 227,201** |

Depreciation expense for the years ended December 31, 2024 and 2023 was $102,270 and $32,547, respectively.

## 6. INTANGIBLE ASSETS

Intangible assets consist of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Patent | $ 10,000 | $ 10,000 |
| **Intangible Assets, at cost** | **10,000** | **10,000** |
| Accumulated Amortization | (944) | (667) |
| **Intangible Assets, net** | **$ 9,056** | **$ 9,333** |

Amortization expense for the years ended December 31, 2024 and 2023 was $277 and $667, respectively.

Estimated annual amortization expense subsequent to December 31, 2024 is as follows:

| Period | Amortization Expense |
|---|---|
| 2025 | $ 667 |
| 2026 | 667 |
| 2027 | 667 |
| 2028 | 667 |
| Thereafter | 6,388 |
| **Total** | **$ 9,056** |

## 7. LEASES

The Company has three operating leases for business premises. The Company's leases have terms maturing through 2030. Monthly payments range from $20,654 to $57,446. Rent expense is recorded on a straight-line basis over the lease term.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024 are as follows:

| | December 31, 2024 |
|---|---|
| 2025 | $ 268,134 |
| 2026 | 507,617 |
| 2027 | 547,071 |
| 2028 | 1,221,085 |
| Thereafter | 619,683 |
| **Total** | **$ 3,163,591** |

## 8. DEBT

### Promissory Notes and Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

| Debt Instrument Name | Principal Amount | Borrowing Period | Maturity Date | As of December 2024 | | | As of December 2023 | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| CNC Loan | $ 70,000 | 2/16/2023 | 1/31/2027 | $ 17,850 | $ 20,027 | $ 37,877 | $ 16,991 | $ 36,967 | $ 53,958 |
| Manufacturing Financial Services | $ 161,414 | 1/6/2025 | 1/6/2029 | 36,632 | 124,782 | 161,414 | - | - | - |
| Leaf Capital Funding | $ 60,000 | 12/1/2024 | 11/1/2029 | 10,246 | 48,555 | 58,801 | - | - | - |
| US Bank Loan | $ 33,260 | 11/25/2024 | 11/25/2028 | 5,156 | 27,654 | 32,810 | - | - | - |
| **Total** | | | | **$ 69,883** | **$ 221,019** | **$ 290,902** | **$ 16,991** | **$ 36,967** | **$ 53,958** |

### SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Borrowing Period | Valuation Cap | Principal Amount | Discount | As of Year Ended December 31, | |
|---|---|---|---|---|---|---|
| | | | | | 2024 | 2023 |
| SAFE - 2018 | 2018 | $ 10,000,000 | $ 200,000 | 20% | $ 200,000 | $ 200,000 |
| SAFE - 2019 | 2019 | 10,000,000 | 375,000 | 20% | 375,000 | 375,000 |
| SAFE - 2020 | 2020 | 10,000,000 | 577,500 | 20% | 577,500 | 577,500 |
| SAFE - 2020 | 2020 | 10,000,000 | 75,000 | 15% | 75,000 | 75,000 |
| SAFE - 2021 | 2021 | 12,000,000 | 200,000 | 15% | 200,000 | 200,000 |
| Fair Value in Excess of Stated Value of Derivative Instrument | | | | | $ 278,008 | $ 278,008 |
| **Total SAFE(s)** | | | **$ 1,427,500** | | **$ 1,705,508** | **$ 1,705,508** |

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investor a number of shares of non-voting SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a liquidity event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

## 9. SHARE BASED COMPENSATION

During 2023, the Company authorized the Stock Option Plan (as the "Plan"). The Company reserved 3,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

*Stock Options*

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| | |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 3.95% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| **Outstanding at December 31, 2022** | - | $ - | - |
| Granted | 15,625 | | |
| Exercised | - | | |
| Expired/Cancelled | - | | - |
| **Outstanding at December 31, 2023** | 15,625 | $ - | - |
| **Exercisable Options at December 31, 2023** | - | $ - | - |
| Granted | 250,000 | 2.41 | |
| Exercised | - | - | |
| Expired/Cancelled | - | - | |
| **Outstanding at December 31, 2024** | 251,954 | $ - | 9.62 |
| **Exercisable Options at December 31, 2024** | 13,671 | $ - | - |

The Company recognizes compensation expense for stock based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024 and 2023, the Company recognized stock-based compensation expense of $32,528 and $3,253, respectively.

**Restricted Stock**

During 2019, the Company authorized the 2019 Stock Incentive Plan and 2019 Stock Incentive Plan A (which may be referred to as the "Plans"). The Company reserved 3,335,000 shares of its Common Stock pursuant to the 2019 Stock

Incentive Plan and 12,011,000 shares of its Common Stock pursuant to the 2019 Stock Incentive Plan which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.  A summary of the Company's restricted stock activity and related information is as follows:

| | Number of Awards Class A | Number of Awards Class B | Weighted Average Fair Value | Weighted Average Contract Term |
|---|---|---|---|---|
| Outstanding at December 31, 2022 | 12,011,000 | 2,504,000 | $ 0.10 | - |
| Granted | - | | | |
| Vested | (753,500) | (777,500) | | |
| Forfeited | - | | | - |
| Outstanding at December 31, 2023 | 11,257,500 | 1,726,500 | $ 0.10 | 8.66 |
| Granted | - | | - | |
| Vested | (3,002,500) | (623,000) | - | |
| Forfeited | - | (38,500) | - | |
| Outstanding at December 31, 2024 | 8,255,000 | 1,065,000 | $ 0.10 | 7.66 |

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2024 and 2023 was $51,176 and $68,318.

***Phantom Stock***

The Company has issued phantom stock totaling 73,000. Since the arrangement is settled in cash, it is classified as a liability in the Company's financial statements. The liability is determined based on the Tangible Book Value Per Share (TBVPS) at the end of the prior year, in accordance with the 2019 Phantom Stock Plan, unless otherwise determined by the Board. The liability will increase if the TBVPS increases from one year to the next. As of December 31, 2024 and December 31, 2023, the outstanding balance of Accrued Compensation (Phantom Stock) is $4,033 and $548, respectively, which is recorded under Other Current Liabilities.

## 10.   EQUITY AND CAPITALIZATION

### Class A Common Voting Stock

The Company is authorized to issue 25,000,000 shares of Class A Common Voting Stock with a par value of $0.001. As of December 31, 2024, and December 31, 2023, 17,651,334 and 17,734,667 shares of Class A Common Voting Stock have been issued and were outstanding, respectively.

### Class B Common Voting Stock

The Company is authorized to issue 25,000,000 shares of Class B Common Non-Voting Stock with a $0.001 par value. As of December 31, 2024, and December 31, 2023, 5,434,625 and 4,557,929 of Class B Common Non-Voting Stock have been issued and are outstanding.

## 11. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

| For The Year Ended | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **Current:** | | |
| Federal, State, And Local | $ 8,876 | $ - |
| Total Tax Expense/(Benefit) | $ 8,876 | $ - |

Provision for income tax liability comprised the following:

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Federal, State, And Local | $ 8,876 | $ - |
| Total Povision For Income Tax | $ 8,876 | $ - |
| | | |
| Net Tax Provision | $ 8,876 | $ - |

## 12. CONTINGENCIES AND COMMITMENTS

### *Contingencies*

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

### *Litigation and Claims*

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 13. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024.

## 14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $692,238, an operating cash flow loss of $923,559. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

**CERTIFICATION**

I, Aadeel Akhtar, Principal Executive Officer of PSYONIC, Inc., hereby certify that the financial statements of PSYONIC, Inc. included in this Report are true and complete in all material respects.

*Aadeel Akhtar*

CEO